Filed by Momentive Global Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Momentive Global Inc.

Commission File No.: 001-38664

The following communication was first made available on January 19, 2022 to stockholders of Momentive Global Inc.

Momentive Highlights Continued Evolution to Enhance Stockholder Value

Mails Letter to Stockholders Outlining Strategic Transformation into

Proven Enterprise-Grade Experience Management Platform

Highlights Transaction with Zendesk as Next Natural Step in Evolution to

Support Accelerated Growth and Value Creation for Stockholders

Reiterates Recommendation that Stockholders to Vote “FOR” All Proposals

Relating to the Zendesk Transaction

SAN MATEO, Calif. – January 19, 2022 – Momentive Global (NASDAQ: MNTV), an agile experience management company (formerly SurveyMonkey), today mailed a letter to stockholders in connection with the Special Meeting of Stockholders (the “Special Meeting”) that has been called to approve proposals relating to the Company’s previously announced transaction with Zendesk, Inc. (NYSE: ZEN).

The Momentive Board of Directors unanimously recommends that Momentive stockholders vote on the WHITE proxy card “FOR” all proposals relating to the proposed transaction with Zendesk ahead of the Special Meeting, which has been scheduled for February 25, 2022.

The full text of the letter that was mailed to stockholders is as follows:

Dear Fellow Momentive Stockholder:

You will be asked to make an important decision regarding the future of our company at Momentive’s Special Meeting of Stockholders (the “Special Meeting”), which is scheduled to be held on February 25th.

As a stockholder of Momentive, you will have the opportunity to approve the Company’s proposed combination with Zendesk, which is designed to deliver enhanced value for our stockholders and customers by creating a differentiated platform that gives businesses what they need – deeper customer intelligence. With a broader set of solutions and a demonstrably larger customer base to cross sell against, Zendesk and Momentive will be uniquely positioned to serve a global market and generate significant growth. Put simply, this transaction will enable Momentive stockholders to participate in the upside potential of a larger scale, faster growing company with a strong profitability profile.

The Momentive Board of Directors unanimously recommends that Momentive stockholders vote on the WHITE proxy card “FOR” all proposals relating to the proposed transaction with Zendesk today.

Momentive Has Transformed into a

Proven Enterprise-Grade Experience Management Platform

Momentive has grown significantly from its early SurveyMonkey roots. Originally founded as a cloud-based survey tool, the Company has evolved over the last five years into an experience management software company. With a portfolio of compelling, enterprise-grade solutions that include customer experience, market research and enterprise feedback management, Momentive has more than 19 million active users and empowers more than 345,000 organizations around the world to shape what’s next.1

The past five years have been especially transformative for the Company as it has executed a strategy to move upmarket, scale its sales-assisted business and better serve a greater number of enterprise customers through a broader suite of solutions. By deepening its analytics, launching purpose-built software solutions and investing in expanded go-to-market (GTM) channels, the Company has transformed at scale and established itself as a powerful enterprise platform. Building on the transformation, the Company repositioned itself in 2021 to better reflect the breadth and depth of strategy and products.

Momentive’s up-market transformation has made significant progress, and the Company’s initiatives are already yielding compelling financial results. Today, the Company has a total of 10,500 sales-assisted customers and 345,000 organizational customers, including 95% of the Fortune 500.2 In Q3 2021, Momentive’s sales-assisted channel reported $150 million in run rate revenue, up 37% year over year and five times greater than the $30 million run rate revenue achieved three years ago.3 The Company believes its sales-assisted channel revenue growth will outpace total company revenue growth, driven by strong products and a maturing existing customer expansion motion. This will serve as a natural tailwind to the Company’s total growth rate as this higher growth sales-assisted channel becomes a larger portion of overall revenue mix.

Combining with Zendesk is the Next Natural Step in Momentive’s Evolution,

and Will Accelerate the Growth and Value Creation Underway

[1]	“Zendesk Investor Day Presentation.” November 18, 2021, Slide 42.
[2]	“Zendesk Investor Day Presentation.” November 18, 2021, Slide 32.
[3]	“Zendesk Investor Day Presentation.” November 18, 2021, Slide 33.

This transaction furthers Momentive’s ongoing journey upmarket and represents a next natural step for the Company – it accelerates growth, provides a stronger set of solutions to more customers and delivers a higher value potential to Momentive stockholders than could be achieved as an independent company.

The combination with Zendesk creates a valuable customer intelligence platform that customers are increasingly asking for in the market. In Q3 2021 alone, over 300 Momentive customers requested deeper integration with the Zendesk platform. By creating a competitively differentiated solution that gives customers of both companies access to more data and context within a system of action, Momentive and Zendesk will be able to capitalize on cross selling opportunities that will help drive estimated revenue synergies of approximately $275 million in 2025.4 Combining with Zendesk, which has a proven track record of enterprise adoption across multiple continents, will also accelerate Momentive’s sales-assisted transformation and create a scaled platform today of approximately $2 billion in revenue that will achieve a projected 27% combined compounded annual growth rate (CAGR) from 2021 to 2025. 5

With a stronger joint platform and access to Zendesk’s base of over 100,000 customers, Momentive will expand its capabilities into untapped global markets, driving greater growth at scale. Today, approximately 36% of Momentive’s sales come from outside the U.S. By combining with Zendesk, which currently generates 50% of its revenue internationally and has half of its sales team outside the U.S., Momentive will have greater reach and significantly expand its geographic presence and overall revenue opportunities. With Zendesk, Momentive will be able to tap into a global total addressable market of approximately $165 billion by 2025.6

The transaction with Zendesk will enable Momentive to accelerate the strong momentum underway and create a large scale public SaaS company with total revenue of $4.6 billion by 2025 and an exceptional growth profile.7

Vote to Support Momentive’s Value Enhancing Transaction with Zendesk Today

The Momentive Board of Directors is confident that combining with Zendesk will maximize value for the Company and its stockholders. The Momentive Board undertook a comprehensive strategic review process before unanimously determining that the Zendesk transaction is the best path forward for the Company with compelling financial benefits to Momentive stockholders.

Your vote is extremely important, no matter how many shares you own. Please take a moment to vote “FOR” the proposals set forth on the enclosed WHITE proxy card today – by internet, telephone toll-free or by signing, dating, and returning the enclosed proxy card in the postage-paid envelope provided.

[4]	“Zendesk Investor Day Presentation.” November 18, 2021, Slide 96.
[5]	“Zendesk Investor Day Presentation.” November 18, 2021, Slide 97.
[6]	“Zendesk Investor Day Presentation.” November 18, 2021, Slide 95.
[7]	“Zendesk Investor Day Presentation.” November 18, 2021, Slide 97.

If you have any questions or need assistance voting your shares, please contact Innisfree M&A Incorporated, our proxy solicitor, by calling toll-free at (877) 825-8772 (from the U.S. and Canada) or (212) 750-5833 (from other locations).

Thank you for your continued support of Momentive.

Sincerely,

The Momentive Board of Directors

About Momentive

Momentive (NASDAQ: MNTV—formerly SurveyMonkey) is a leader in agile experience management, delivering powerful, purpose-built solutions that bring together the best parts of humanity and technology to redefine AI. Momentive products, including GetFeedback, SurveyMonkey, and Momentive brand and market insights solutions, empower decision-makers at 345,000 organizations worldwide to shape exceptional experiences. More than 20 million active users rely on Momentive to fuel market insights, brand insights, employee experience, customer experience, and product experience. Ultimately, the company’s vision is to raise the bar for human experiences by amplifying individual voices. Learn more at momentive.ai.

About Zendesk

Zendesk started the customer experience revolution in 2007 by enabling any business around the world to take their customer service online. Today, Zendesk is the champion of great service everywhere for everyone, and powers billions of conversations, connecting more than 100,000 brands with hundreds of millions of customers over telephony, chat, email, messaging, social channels, communities, review sites and help centers. Zendesk products are built with love to be loved. The company was conceived in Copenhagen, Denmark, built and grown in California, taken public in New York City, and today employs more than 5,000 people across the world. Learn more at www.zendesk.com.

Forward-Looking Statements

This communication may contain forward-looking statements. The achievement of the matters covered by such forward-looking statements involves risks, uncertainties and assumptions. If any of these risks or uncertainties materialize or if any of the assumptions prove incorrect, actual results and outcomes could differ materially from the results and outcomes expressed or implied by the forward-looking statements Momentive makes.

Important factors that may cause actual results and outcomes to differ materially from those contained in such forward-looking statements include, without limitation: the possibility that the conditions to the closing of the acquisition of Momentive by Zendesk (the “Transaction”) are not satisfied on a timely basis or at all, including the risk that required approvals from Momentive’s and Zendesk’s respective stockholders for the Transaction are not obtained; potential litigation relating to the Transaction and the resulting expense or delay; uncertainties as to the timing of the consummation of the Transaction; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Momentive or Zendesk to terminate the Transaction; difficulties and delays in integrating Momentive’s and Zendesk’s businesses following the Transaction; prevailing economic, market or business conditions or competition, or changes in such conditions, negatively affecting Momentive’s and Zendesk’s businesses and the business of the combined company following the Transaction; the effect of uncertainties related to the COVID-19 pandemic on U.S. and global markets, Zendesk’s or Momentive’s respective business, operations, revenue, cash flow, operating expenses, hiring, demand for their respective solutions, sales cycles, customer retention, and their respective customers’ businesses and industries; risks that the Transaction disrupts Momentive’s or Zendesk’s current plans and operations; the failure to realize anticipated synergies and other anticipated benefits of the Transaction when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transaction; the effect of the announcement of the Transaction on the ability of Momentive or Zendesk to retain and hire key personnel; the diversion of the attention of the respective management teams of Momentive and Zendesk from their respective ongoing business operations; and risks relating to the market value of Zendesk’s common stock to be issued in the Transaction.

Other important factors that may cause actual results and outcomes to differ materially from those contained in the forward-looking statements included in this communication are described in Zendesk’s and Momentive’s publicly filed documents, including Momentive’s Quarterly Report on Form 10-Q for the period ended September 30, 2021, and Zendesk’s Quarterly Report on Form 10-Q for the period ended September 30, 2021.

Zendesk and Momentive caution that the foregoing list of important factors is not complete and do not undertake to update any forward-looking statements that either party may make, except as required by applicable law.

Additional Information and Where to Find It

In connection with the Transaction, Zendesk filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that includes a joint proxy statement of Zendesk and Momentive and that also constitutes a prospectus of Zendesk with respect to shares of Zendesk’s common stock to be issued in the Transaction (the “joint proxy statement/prospectus”). The registration statement was declared effective on January 7, 2022 and the definitive joint proxy statement/prospectus is first being mailed to Zendesk stockholders and Momentive stockholders on or about January 10, 2022. Each of Zendesk and Momentive may also file other relevant documents regarding the Transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF ZENDESK AND MOMENTIVE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS

TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MOMENTIVE, ZENDESK AND THE TRANSACTION.

Investors and security holders may obtain free copies of the joint proxy statement/prospectus and other documents that are filed or will be filed with the SEC by Zendesk or Momentive through the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by Zendesk will be available free of charge by accessing Zendesk’s investor relations website at investor.zendesk.com or upon written request to Zendesk at 989 Market Street, San Francisco, California 94103. Copies of the documents filed with the SEC by Momentive will be available free of charge by accessing Momentive’s investor relations website at investor.momentive.ai or upon written request to Momentive at One Curiosity Way, San Mateo, California 94403.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contacts

Katie Miserany

Momentive Communications

pr@momentive.ai

Gary J. Fuges, CFA

Momentive Investor Relations

investors@momentive.ai